SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 1 June 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Result of EGM dated 1 June 2006

99.1

1 June 2006

                         INTERCONTINENTAL HOTELS GROUP PLC ANNOUNCES RESULTS OF EXTRAORDINARY GENERAL MEETING

InterContinental  Hotels  Group PLC ("the  Company")  announces  that at the EGM held  today,  Shareholders  approved  the  Resolutions connected  with the  Company's  proposed  Share  Consolidation  and the  renewal of the  Company's  authority  to enable the Company to continue to make market purchases of its Ordinary Shares following the Share Consolidation.

The Share  Consolidation  was proposed in the context of a special  interim  dividend of 118 pence per share,  payable on the Company's
Existing Ordinary Shares  immediately prior to the Share  Consolidation.  The expected timetable remains as previously  announced.  The
Special Dividend is expected to be paid on 22 June 2006 to Shareholders on the Register on 9 June 2006.

Application  will be made in due  course to the  Financial  Services  Authority  for the  admittance  to the  Official  List of the New
Ordinary  Shares arising from the Share  Consolidation  and to The London Stock Exchange for the New Ordinary  Shares to be admitted to trading on the main market.  It is expected that admission  will take place and trading of the New Ordinary  Shares will commence on 12
June 2006.

Voting was conducted by way of a poll on both the Resolutions proposed at the EGM.  Details of the votes cast are set out below.

Ordinary Resolution to approve the Share Consolidation

For:                       245,505,756
Against:                       366,639

Special Resolution to grant a new authority to make market purchases of New Ordinary Shares

For:                       245,466,573
Against:                       334,429

All definitions used in the Circular to Shareholders dated 5 May 2006 have the same meaning when used in this announcement.

For further information, please contact

InterContinental Hotels Group

Media Enquiries
Leslie McGibbon                                      +44 (0) 1753 410 425
                                                     +44 (0) 7808 094 471

Investor Relations
Gavin Flynn, Paul Edgecliffe-Johnson                 +44 (0) 1753 410 176
                                                     +44 (0) 7808 098 972

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,600 hotels and
537,500 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts,
Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	1 June 2006